Sichenzia Ross Friedman Ference LLP
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January 16, 2007

Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. Preliminary Schedule 14A
Revised Preliminary Schedule 14A; File No. 0-28985 Filed January 8, 2007

Dear Ms. Anderson:

This Firm represents VoIP, Inc. (the “Company”) in the above-referenced matter. On behalf of the Company, enclosed is amendment No. Three to the above-referenced preliminary proxy.  We are also responding to your letter dated January 12, 2007 pertaining to the Company’s preliminary Schedule 14A; File No. 0-28985.

1.	Please update your management and executive compensation sections to include disclosure for fiscal year 2006 and to comply with Regulation S-B Items 401, 402, 403 and 404 as recently amended.

Response

The proxy statement has been revised according to the staff’s comments. Please see pages 7 and 8 and 10-14.

2.
We note your Form 8-K on January 10, 2007 describing a private placement that involves warrants for shares of your common stock. To the extent that you currently intend to satisfy any obligations under those warrants or the private placement with issuances of common stock once proposal four is approved by stockholders, please update your disclosure in the table on page 35 and describe the private placement in the proxy statement.

The proxy statement has been revised according to the staff’s comments. Please see pages 34 and 35.

Please contact the undersigned with your further questions and comments.

Very truly yours, /s/ David B. Manno David B. Manno